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                              June 22, 2022

       Patrick McMahon
       Chief Executive Officer
       Public Co Management Corp
       9340 Wilshire Boulevard, Suite 203
       Beverly Hills, CA 90212

                                                        Re: Public Co
Management Corp
                                                            Registration
Statement on Form 10-12G
                                                            Filed June 1, 2022
                                                            File No. 000-50098

       Dear Mr. McMahon:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed June 1, 2022

       Risk Factors, page 6

   1. Please reconcile the last risk factor on page 13, which states that Mr. McMahon does not own any shares of
common stock with the disclosure in footnote three to the beneficial ownership table which
indicates a company affiliated with Mr. McMahon was assigned an economic interest in
shares held by Repository Services LLC. In addition, we note disclosure in the
second risk factor under additional risks related to our common stock, on page 14 where you state
there is a limited active market for your common stock. Yet, you also state in the prior
risk factor that you do not believe there has been any active market for your common stock
in the last five years. Please reconcile.
 Patrick McMahon
FirstName  LastNamePatrick
Public Co Management  CorpMcMahon
Comapany
June       NamePublic Co Management Corp
     22, 2022
June 22,
Page  2 2022 Page 2
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management, page 18

2. Please include the shares Mr. McMahon beneficially owns through Black Hill Inc. in the ownership table. In addition, please disclose elsewhere the material terms of the stock purchase agreement whereby Repository Services LLC acquired a controlling interest in this company.
Directors, Executive Officers, Promoters and Control Persons, page 19

3. Please provide the business experience for Mr. McMahon for the past five years, as required by Item 401(e) of Regulation S-K, and identify each business discussed. Please also expand upon the business experience during the past five years of Mr. McMahon and
         Repository Services LLC, including prior and current involvement with blank check companies. Please disclose their prior performance history with such companies, including:
             The company's name;
             Their relationship with the company;
             Whether the company has engaged in a business combination;
             Whether the company registered any offerings under the Securities Act; and
             Whether any transaction resulted in termination of their association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

         In addition, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. McMahon should serve as a director, as required by
         Regulation S-K, Item 401(e). Please clearly identify Repository Services LLC as a promoter, as appropriate. See Regulation S-K, Item 401(g).
4. We note the risk factor on page 11 and the general disclosure on page 19 about conflicts of interest. Please provide disclosure of the specific conflicts of interest, specifically identifying the business involvements of Mr. McMahon and Repository Services LLC that present a conflict of interest with this company.
Certain Relationships and Related Transactions, page 20

5. We note your disclosure on page 18 that your corporate office space is being provided to you rent free by Repository Services LLC. Please disclose in this section.
6. Please disclose the funds advanced from related parties, as reflected in the financial statements, and provide the disclosure required by Item 404(a)(5) of Regulation S-K.
7. Please file the agreements relating to the $350,000 owed to a related party as exhibits.
 Patrick McMahon
FirstName  LastNamePatrick
Public Co Management  CorpMcMahon
Comapany
June       NamePublic Co Management Corp
     22, 2022
June 22,
Page  3 2022 Page 3
FirstName LastName
Financial Statements and Notes, page 23

8. Please provide an audit report covering the financial statements for the period ended
         September 30, 2020.
Note 5 - Related Party Transactions, page 34

9. Please expand your disclosure to describe the nature of the related party relationship(s) and related party transactions that occurred for all periods presented. In addition, please correct the reference in Note 3 to the audited financial statements that states "see Note 6. Related Party Promissory Note" and the reference in Note 1 to the interim financial statements that states "see Note 4. Related Party Transaction."
10. You disclose that in the periods ended September 30, 2021 and 2020, related parties advanced the Company $26,237 and $26,237, respectively. We note that the balance of accounts payable and accrued expenses - related party remained unchanged year over year and it does not appear that any payments were made to the related party. Please explain this discrepancy or revise your disclosure.
Note 8. Subsequent Events, page 35

11. You disclose that the Company has evaluated subsequent events as of the date of the
         Financial Statements. Please be advised that subsequent events must be evaluated through the date that the financial statements are either issued or available to be issued. Refer to
         ASC 855-10-25.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Pam Howell at 202-551-3357 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction